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May 26, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Completes Acquisition of Newstrike Capital

Vancouver, British Columbia – Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) (“Timmins Gold”) and Newstrike Capital Inc. (TSX-V: NES) (“Newstrike”) are pleased to announce the completion of the previously announced plan of arrangement (the “Arrangement”) pursuant to which Timmins Gold has acquired ownership of all of the issued and outstanding common shares of Newstrike, being 116,786,781 shares. Newstrike is now a wholly-owned subsidiary of Timmins Gold.

The Arrangement was completed under the Business Corporations Act (British Columbia). Under the terms of the Arrangement, which took effect at 12:01 a.m. (Vancouver time) this morning, Newstrike shareholders received 0.9 of a Timmins Gold common share and C$0.0001 in cash for each Newstrike common share. The Arrangement gives Timmins Gold ownership of the Ana Paula gold project and the Ejutla gold/silver project, both of which are located in Mexico.

In connection with the closing of the Arrangement, Timmins Gold increased the size of its board of directors to nine, with Mark Backens, a former director of Newstrike being appointed to the Timmins Gold board of directors.

“The acquisition positions Timmins Gold as an emerging intermediate gold company supported by current production and a very attractive pipeline of advanced stage growth projects with manageable capital requirements”, said Bruce Bragagnolo, CEO of Timmins Gold. “The assets now owned by Timmins Gold are highly complementary and we are excited about the many opportunities ahead for us to continue delivering value to shareholders.”

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two recently acquired, advanced stage growth projects with manageable capital requirements: the Ana Paula gold project in the Guerrero Gold Belt and the Caballo Blanco gold project, an open pit, heap leach gold project in Veracruz.

For Further Information, Please Contact:

Timmins Gold Corp.
Bruce Bragagnolo, CEO and Director
Tel: 604-638-8980

Website: www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX), nor the TSX Venture Exchange, nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statement on Forward-looking Information

Certain statements contained herein may constitute forward-looking statements (or “forward looking information”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to, among other things, the anticipated benefits of the Arrangement, including business and financial prospects, financial multiples, accretion estimates, the effect of the Arrangement on project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production from the San Francisco Mine, including estimated internal rate of return and projected production, exploitation activities and potential and future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on a number of assumptions, including assumptions regarding the value of Timmins Gold and Newstrike’s respective assets; the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, NPV and IRR estimates and other assumptions, projections and estimates made in the technical reports for San Francisco, Caballo Blanco and Ana Paula; that mineral resources can be developed as planned; interest and exchange rates; that required financing will be obtained; general economic conditions; that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to Timmins Gold and Newstrike.

Although management of Timmins Gold and Newstrike believe that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include changes in market conditions; actual results being materially different than reserve and resource, grade, mine life, NPV, IRR and cash cost estimates and the other projections and estimates made in the technical reports for San Francisco, Caballo Blanco and Ana Paula; variations in grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain required financing; inability to successfully complete development projects, planned expansions or other projects within the timelines anticipated; natural disasters; adverse changes to general economic conditions or applicable laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes, flooding, ground instability, fire and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; the risk of an undiscovered defect in title or other adverse claim; and the risk that results of exploration activities will be different than anticipated.

Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof. Except as required by applicable law, Timmins Gold and Newstrike do not intend to update any forward-looking statements to conform these statements to actual results.